Exhibit 3.1
FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov Certificate, Amendment or Withdrawal of Designation NRS 78.1955, 78.1955(6) Certificate of Designation Certificate of Amendment to Designation - Before Issuance of Class or Series Certificate of Amendment to Designation - After Issuance of Class or Series Certificate of Withdrawal of Certificate of Designation TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHTStrive, Inc. 1. Entity information: Name of entity: Entity or Nevada Business Identification Number (NVID): E21638682022-8 2. Effective date and time: For Certificate of Designation or Amendment to Designation Only (Optional): Date Time (must not be later than 90 days after the certificate is filed) 3. Class or series of stock: (Certificate of Designation only) The class or series of stock being designated within this filing: 4. Information for amendment of class or series of stock: The original class or series of stock being amended within this filing: Variable Rate Series A Perpetual Preferred Stock5. Amendment of class or series of stock: Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation6. Resolution: Certificate of Designation and Amendment to Designation only) By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.*See Exhibit A attached hereto 7. Withdrawal: Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: * 8. Signature: (Required) X Signature of Officer Date: 12/08/2025 ttach additional page(s) if necessary This form must be accompanied by appropriate fees Page 1 of 1 Revised: 8/1/2023

EXHIBIT A

AMENDMENT TO CERTIFICATE OF DESIGNATION OF THE
VARIABLE RATE SERIES A PERPETUAL PREFERRED STOCK
OF
STRIVE, INC.

Section 3(b) of the Certificate of Designation establishing the Variable Rate Series A Perpetual Preferred Stock of Strive, Inc. is amended in its entirety to read as follows:

“Number of Authorized Shares. The total authorized number of shares of Perpetual Preferred Stock is twenty million (20,000,000); provided, however, that, without the consent of any Holder or other Person, the total number of authorized shares of Perpetual Preferred Stock may, by resolution of the Board of Directors, hereafter be (i) reduced to a number that is not less than the number of shares of Perpetual Preferred Stock then outstanding; or (ii) increased, provided, that in no event will such increase be by an amount that exceeds the total number of authorized and undesignated shares of preferred stock of the Company.”